
Burlington Northern Santa Fe Corporation
Statement of Computation of Ratio of Earnings To Fixed Charges
(In millions, except ratio)
(Unaudited)



                                                              Pro Forma
                                             Year Ended       Year Ended
                                             December 31,     December 31,
                                                1995             1995
                                             ------------     ------------


Earnings:

  Pre-tax income                                 $ 334           $   992

  Add:
    Interest and fixed charges,
      excluding capitalized interest               220               340

    Amortization of capitalized interest             1                 3

    Portion of rent under long-term
      operating leases representative
      of an interest factor                        129               157

  Deduct:   Undistributed equity in earnings
              of investments accounted for
              under the equity method              (27)              (29)
                                                  -----            ------
  Total earnings available for fixed charges     $ 657           $ 1,463
                                                  =====            ======



Fixed Charges:

  Interest Expense and fixed charges             $ 227           $  352

  Portion of rent under long-term operating
    leases representative of an interest factor    129              157
                                                  -----           ------
  Total Fixed Charges                            $ 356           $  509
                                                  =====           ======

Ratio of Earnings to Fixed Charges                1.85 x           2.87 x
                                                  =====           ======

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The above pro forma computation of ratio of earnings to fixed charges displays the effect of the September 22, 1995, Burlington Northern Inc. ("BNI") and
Santa Fe Pacific Corporation ("SFP") business combination (the "Merger"), including the effects of purchase accounting and debt issued by BNI and SFP to repurchase, pursuant to the Merger agreement, 25 million and 38 million shares of SFP common stock, respectively, as if it had occurred on January 1, 1995.
This information is based on, and should be read in conjunction with, the pro forma financial information included in Burlington Northern Santa Fe
Corporation's Current Report on Form 8-K (Date of earliest event reported:
September 22, 1995), as amended.